EXHIBIT-99.3

16th January, 2003

The Listing Department
The Stock Exchange, Mumbai,
Dalal Street,
Mumbai,

Dear Sir,

Sub: Disclosure in accordance with regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Further to our letter dated 15th January, 2003 wherein we had informed you about the appointment of Mr. Arvind Pande as director of our Bank, we also wish to inform you that Mr. Arvind Pande has intimated the Bank that he does not hold any shares in the Bank.

Kindly treat this as a compliance pursuant to regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sanjay Dongre
Vice President (Legal) &
Company Secretary